[redacted]

BB 5/22

SECURITIES A
Wa

09040716

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: optionsXpress, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern — (312) 630-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of optionsXpress, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RONALD L WETZEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/12/12

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.
- ☐ (p) Statement of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures Accounts.
- ☐ (q) Statement of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Foreign Options Customers' Pursuit to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., at December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 25, 2009

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 92,568,966
Cash and investments segregated in compliance with federal regulations	369,632,901
Receivables from brokerage customers, net	137,467,608
Receivables from brokers, dealers, and clearing organizations	15,202,415
Deposits with clearing organizations	108,408,732
Fixed assets (net of accumulated depreciation and amortization of $14,941,512)	12,256,321
Goodwill	28,942,919
Other intangibles assets, net	2,700,000
Other assets	2,729,791
Due from Parent	747,530
Due from affiliates	1,851,199
Total assets	$ 772,508,382
Liabilities and stockholder's equity	
Payables to brokerage customers	$ 628,851,026
Payables to brokers, dealers, and clearing organizations	292,719
Accounts payable and accrued liabilities	9,477,295
Current and deferred income taxes	1,723,943
Due to affiliates	1,589,127
Total liabilities	641,934,110
Stockholder's equity:	
Common stock, $0.01 par value, 25,000,000 shares authorized; 1,000 issued and outstanding	10
Additional paid-in capital	107,549,287
Retained earnings	23,024,975
Total stockholder's equity	130,574,272
Total liabilities and stockholder's equity	$ 772,508,382

See accompanying notes.

optionsXpress, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Basis of Presentation

optionsXpress, Inc. (the Company) follows United States generally accepted accounting principles, including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

The Company provides Internet-based option, stock, mutual fund, fixed income, and futures brokerage services to retail customers located throughout the United States and certain foreign countries. optionsXpress, Inc. is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the Parent).

optionsXpress, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), Securities Investor Protection Corporation, the National Securities Clearing Corporation, and the Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), and the Options Clearing Corporation (OCC). The Company is also a member of various exchanges, including the Chicago Board Options Exchange (CBOE), the International Securities Exchange, the Boston Options Exchange, the American Stock Exchange, NYSE Arca Exchange and the Philadelphia Stock Exchange. In addition, the Company is registered as a non-clearing futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company provides clearing and execution services for its customers and the customers of its affiliates, brokersXpress, LLC, optionsXpress Europe, B.V., optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd. As the clearing broker, optionsXpress, Inc. maintains custody and control over the assets in those customers' accounts and provides back office functions, including: maintaining customer accounts; extending credit in margin accounts; settling stock and bond transactions with the DTCC and option transactions with the OCC; settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds and transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies, and other shareholder information to customers. The Company clears all of its U.S. futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement and a facilities management agreement with a clearing futures commission merchant.

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions regarding the valuation of certain investments, the capitalization of internally-developed software and other matters affecting the statement of financial condition and the accompanying notes presented. Actual results could differ from management's estimates.

Income Taxes

The Company files a consolidated income tax return with its Parent. Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Uncertain tax positions are initially recognized in the statement of financial condition when it is more likely than not that the positions will be sustained upon examination by the tax authorities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Cash and Investments Segregated in Compliance With Federal Regulations

Cash segregated in compliance with federal regulations consists of interest-bearing cash deposits from customers' security accounts held in a special reserve bank account according to Rule 15c3-3 of the Securities Exchange Act of 1934, and of interest-bearing cash deposits that have been segregated or secured for the benefit of futures customers according to the regulations of the CFTC governing a futures commission merchant.

3. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets consist of furniture and equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization.

The Company capitalizes costs associated with software developed for internal use based on Statement of Position (SOP 98-1), *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* and other related guidance. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. The Company periodically reviews the capitalized fixed asset costs for impairment.

Securities Borrowed

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities.

Customer Transactions

Customer asset and liability balances related to their securities activity, excluding futures activity, are recorded on a settlement-date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition. Customer asset and liability balances related to futures activities are recorded on a trade-date basis.

3. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company adopted SFAS No. 157, *Fair Value Measurements*, effective January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. SFAS No. 157 does not require new fair value measurements. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments, and valuation pricing models. The adoption of SFAS No. 157 did not have an effect on the Company's financial position or liquidity.

In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157*, to partially defer SFAS No. 157. FSP 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities that are not measured at fair value in the financial statements on a recurring basis (at least annually). These include goodwill and other indefinite lived intangible assets. The Company adopted FSP 157-2 effective January 1, 2008. The Company will adopt SFAS No. 157 for non-financial assets and non-financial liabilities on January 1, 2009.

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables, and accrued liabilities) approximates their carrying value.

Goodwill

The Company has recorded goodwill to the extent that the purchase price of a business acquisition has exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company's policy is to test goodwill for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

3. Significant Accounting Policies (continued)

Other Intangible Assets, Net

The Company has recorded an other intangible asset for a specifically identified intangible asset that was acquired during a business acquisition. The Company's policy is to review identified intangible assets for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

4. Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to United States Auditing Standards AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS No. 162 is not expected to have a material impact on the Company's statement of financial condition.

5. Receivables from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consisted of the following at December 31, 2008:

Deposits for securities borrowed	$ 8,363,519
Receivable for securities failed to deliver	2,917,108
Order flow receivables	2,253,290
Other receivables from brokers, dealers, and clearing organizations	1,668,498
	$ 15,202,415

6. Fixed Assets

Fixed assets and capitalized software development costs consisted of the following at December 31, 2008:

Furniture and equipment	$ 13,282,697
Leasehold improvements	4,113,077
Computer software	9,802,059
	27,197,833
Less accumulated depreciation and amortization	(14,941,512)
	$ 12,256,321

At December 31, 2008, the cost and accumulated amortization related to internally developed software, included in computer software, were $7,172,753 and $3,907,154, respectively.

7. Goodwill

The Company has recorded goodwill for business combinations to the extent the purchase of each completed acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired company. The following table summarizes changes in the carrying amount of goodwill:

Balance at January 1, 2008	$ 28,537,059
Goodwill recorded from acquisition	405,860
Balance at December 31, 2008	$ 28,942,919

In performing the annual impairment test, the Company utilized quoted market prices of the Parent's common stock to estimate the fair value of the Parent as a whole. The estimated fair value was then allocated to the Parent's reporting units, if applicable, based on operating revenues, and was compared to the carrying value of the reporting unit. No impairment of goodwill was determined for the year ended December 31, 2008.

8. Other Intangible Assets, Net

At December 31, 2008, the Company's gross carrying amount and accumulated amortization related to the customer relationships intangible asset was $3,675,000 and $975,000, respectively.

The Company reviews other intangible assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of the Company's finite lived customer relationships asset was evaluated by comparing the discounted cash flows associated with the asset to the asset's carrying amount. No impairment of the customer relationship asset was determined for the year ended December 31, 2008.

9. Other Assets

Other assets consisted of the following at December 31:

Interest receivable	$ 715,121
Prepaid expenses	837,954
Loan receivable	727,650
Other	449,066
	$ 2,729,791

10. Payables to Brokers, Dealers, and Clearing Organizations

Amounts payable to brokers, dealers, and clearing organizations consisted entirely of securities failed to receive.

11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at December 31, 2008:

Accrued liabilities	$ 6,793,118
Accrued compensation	1,977,405
Accounts payable	146,861
Other accruals	559,911
	$ 9,477,295

12. Employee Benefit Plan

The Company maintains a 401(k) savings plan covering all eligible employees of the Company. Discretionary contributions may be made to the plan, although no such contributions have been made to the plan for the year ended December 31, 2008.

13. Employee Stock Purchase Plan

The Company's Parent offers a stock purchase plan that offers its employees the opportunity to purchase the Parent's stock at a five percent discount. In general, participants may elect to have a certain amount withheld through payroll over a six-month period. At the end of each six-month period, the employee's withholding is used to purchase the Parent's stock at a five percent discount from the closing price on the last day of the period.

14. Equity Incentive Plans

The Company's Parent maintains three equity incentive plans: the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2008 Equity Incentive Plan (collectively, the Plans). All of the options outstanding pursuant to the stock compensation plans are options to buy common stock of the Parent granted to employees of the Company. Under the terms of the Plans, the Parent may grant eligible employees, directors, and other individuals performing services for the Company various equity incentive awards up to 1,250,000 shares of options, restricted stock, or deferred shares. No restricted stock has been issued under the Plans.

15. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, for its financial assets and financial liabilities. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction.

The following table sets forth the Company's financial instruments owned, at fair value:

	December 31 2008
Financial instruments owned, at fair value	
Money market funds included in cash and cash equivalents	$ 48,592,383
Money market funds included in deposits with clearing organizations	50,000,000
U.S. treasuries included in deposits with clearing organizations	16,018,150
	$ 114,610,533

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

15. Fair Value of Financial Instruments (continued)

As required by SFAS No. 157, financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2008, all of the Company's financial instruments are in Level 1 of the fair value hierarchy and have readily available market values as follows:

Financial instruments owned, at fair value	
Money market funds included in cash and cash equivalents	$ 48,592,383
Money market funds included in deposits with clearing with clearing organizations	50,000,000
U.S. treasuries included in deposits with clearing organizations	16,018,150
	$ 114,610,533

16. Commitments, Contingencies, and Guarantees

Commitments

The Company leases office space under non-cancelable operating lease agreements that expire on various dates through September 2011. The aggregate future rent payments for the term of the lease of $404,970 are included in the table below.

Future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	
2009	$ 141,759
2010	148,299
2011	114,912
	$ 404,970

16. Commitments, Contingencies, and Guarantees (continued)

The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through August 2010. The fixed and determinable portions of these obligations are $2,601,825 and $400,000 for the years ended December 31, 2009 and 2010, respectively.

Credit Facility

To support its self-clearing activities, the Company established an unsecured, uncommitted credit facility with JP Morgan Chase Bank, NA. Any outstanding balances on this credit facility would be callable on demand. The Company anticipates that the credit facility will only be used occasionally, addressing potential timing issues with the flow of customer funds, and will only be used to facilitate transactions for which customers already have sufficient funds in brokerage accounts. At December 31, 2008, there was no balance outstanding on this credit facility.

General Contingencies

The Company extends margin credit and leverage to its customers, which are subject to various regulatory and clearing firm margin requirements. Margin credit balances are collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its customers execute transactions, such as short sales of options and equities or futures transactions, that can expose them to risk beyond their invested capital. At December 31, 2008, the Company had $91,759,800 in credit extended to its customers. In addition, the Company may be obligated for margin extended to the Company's customers by its third-party clearing agent on futures positions.

The margin and leverage requirements that the Company imposes on its customer accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

16. Commitments, Contingencies, and Guarantees (continued)

As a result, the Company is exposed to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying statement of financial condition.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the securities values on a daily basis, and by requiring additional collateral as needed.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

Guarantees

The Company clears its customers' futures transactions on an omnibus basis through a futures commission merchant. The Company has agreed to indemnify its third-party clearing broker and its clearing futures commission merchants for losses that they may sustain for the customer accounts introduced to them by the Company.

16. Commitments, Contingencies, and Guarantees (continued)

The Company provides guarantees to its clearing organizations and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees have been recognized in the accompanying statement of financial condition.

17. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital of 2% of "aggregate debits" or $250,000, whichever is greater, as these terms are defined.

The Company is also subject to CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures commission merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 ($500,000), or the sum of 8% of the total risk margin requirements for all positions carried in customer accounts, as defined in Reg 1.17 and 4% of the total risk margin requirements for all positions carried in non-customer accounts.

At December 31, 2008, the Company had net capital requirements of $8,944,927 and net capital of $76,019,260. The net capital rules may effectively restrict the payment of cash distributions or other equity withdrawals.

18. Income Taxes

Deferred tax assets (liabilities) were comprised of the following at December 31, 2008:

Deferred tax assets:	
Stock-based compensation	$ 1,342,453
Other deferred tax assets	647,335
	1,989,788
Deferred tax liabilities:	
Property and intangible assets	3,065,422
Other deferred tax liabilities	310,861
Total deferred tax liabilities	3,376,283
Net deferred tax liabilities	$ 1,386,495

On January 1, 2008, the Company did not have any unrecognized tax benefits. During the year, there were no increases or decreases in unrecognized tax benefits; therefore, there were no unrecognized tax benefits at December 31, 2008. Currently, the Company estimates that the balance of the unrecognized tax benefits will not significantly change during 2009. The Company believes it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2004.

19. Related-Party Transactions

The Company provides securities and futures clearing and execution services to its affiliates. In addition, the Company provided certain support services to its affiliates, including the use of personnel, facilities, and equipment.

19. Related-Party Transactions (continued)

In conjunction with transactions with its affiliates, the following related-party amounts were included in the statement of financial condition at December 31, 2008:

	Due From Affiliates
Payments made on behalf of affiliates	$ 1,851,199

	Due To Affiliates
Advance made from an affiliate	$ 490,023
Commissions collected on behalf of affiliates	1,159,337
Less expenses allocated for support services	(60,233)
	$ 1,589,127

At December 31, 2008, the Company had a receivable of $747,530 due from the Parent for various advances that the Company made to the Parent.

The Parent of the Company owns a 41% interest in optionsXpress Australia, Pty Limited (oX Australia). The Company has a technology, execution, and clearing services agreement with oX Australia. At December 31, 2008, the Company had a net payable of $90,444 to oX Australia.

The payment for order flow that the Company receives included funds allocated to the Company through the exchanges' various liquidity providers. One of the liquidity providers that routed funds to the Company through the CBOE is G-Bar Limited Partnership (G-Bar), a shareholder of the Company's Parent. James Gray, the Chairman of the Board of Directors of the Parent, is also the President of G-Bar. For the year ended December 31, 2008, G-Bar allocated $181,887 in funds for payment to the Company through the CBOE.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

STATEMENT OF FINANCIAL CONDITION

optionsXpress, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm